Mail Stop 3720


March 10, 2006

John S. Rego
Executive Vice President and
Chief Financial Officer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

Re: 	Vonage Holdings Corp.
Form S-1
Filed February 8, 2006
File No. 333-131659

Dear Mr. Rego:

      We have reviewed your filing and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March
31, 2001 quarterly update to the Division of Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

4. We note the growth estimate data and other figures cited throughout the document, such as those provided by ABI Research, Forrester Research, Inc., Frost & Sullivan, Gartner, Inc., IDC, Nielsen//Net Ratings, TeleGeography Research and Yankee Group. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us in your response letter that these documents are publicly available.
To the extent that any of these reports have been prepared specifically for you, file a consent from the third party.

5. We note your disclosure that Michael Snyder will join your board of directors and become your Chief Executive Officer. We remind you to file consents for any persons about to be named as directors who have not signed the registration statement. See Securities Act Rule
438.

Inside cover page, page i

6. We note the legend at the top of page i, which states that "[y]ou should rely only on information contained in this prospectus." It appears that this legend is inconsistent with your filing of a free writing prospectus on February 15, 2006, and thus should be removed.
Please revise accordingly.

7. Please delete the sentence immediately following the table of contents. Item 502 of Regulation S-K does not permit inclusion of this information on the inside front cover page and it will not be necessary once you make your disclosure clear from the context.

Prospectus Summary, page 1

8. As currently drafted at four pages, the summary section is too long. Also, much of the summary as currently drafted simply repeats disclosure in your Business discussion. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting the subsections entitled
"Our Strengths" on page 2 and "Our Strategy" on page 3. This disclosure is too detailed for the summary and is more appropriate for your Business discussion.

9. We remind you that your summary should present a balanced picture of your operations. Accordingly, please disclose in your summary your significant amount of debt and include a statement that you cannot provide any assurance that you will benefit from the projected growth in new VoIP subscribers as discussed under "Our Market Opportunity." In addition, considering the importance you attach to difficulties with your E-911 and emergency call service, please revise to provide a very brief description of these matters in the prospectus summary. Finally, qualify your statement on page 1 that you provide communications services "with a call quality comparable to traditional telephone services" in light of your disclosure under
"Industry Overview" that alternative communication providers such as
Vonage have less control over call quality than traditional telephone companies.

10. Clarify what you mean by "scaleable" on page 2 and throughout the prospectus.

Our Investors, page 4

11. Please tell us why you are giving effect to the conversion of your preferred stock into shares of common stock. It is unclear whether the preferred shares automatically convert to common stock upon the completion of this offering or the preferred shareholders have notified you that they intend to convert their preferred stock into shares of common stock.

Recent Developments, page 4

12. Provide us with an analysis as to why the recent private placement of convertible notes should not be integrated with the registered public offering.

The Offering, page 5

13. Your disclosure indicates that all outstanding shares of your convertible preferred stock will convert into common stock upon the closing of the IPO. In your response letter, please confirm that the registration statement will not cover the issuance of common shares upon conversion of the various series of privately-sold convertible preferred stock.

Risk Factors, page 9

We may require significant capital to pursue our growth strategy..., page 14

14. If you have experienced any recent difficulties obtaining loans or raising capital because you do not "fit traditional lending criteria," please revise this risk factor discussion accordingly.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

15. The Commission`s Interpretive Release No. 33-8350, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial
Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your discussion of any known trends or uncertainties that could materially affect your results of operations in the future, such as your intention to expand your customer base and geographic presence. We have provided several additional examples in the comments that follow.

Trends in Our Industry and Business, page 31

16. Please provide a discussion of the trends in the competition you expect to face with the incumbent telephone companies, cable companies, alternative voice communications providers and wireless companies. We note that you may find it difficult to compete with the bundled services that may be provided by the incumbent telephone and cable companies.

17. See your discussion of subscriber line growth. Please discuss the increasing trend in your average monthly churn rate and the decreasing trend in your average monthly revenue per line. Also, discuss in your MD&A how these trends may be indicative of your future results of operations.

18. See your discussion of average monthly direct cost of telephony services per line. Please revise the third sentence to disclose that it increased from $7.83 in the first quarter of 2005 to $8.56 in the third quarter of 2005. We note your disclosure on page 49.

19. We reference your discussion of regulation and note that the FCC has concluded that wireline broadband Internet access and cable modem service are information services. Please discuss the impact of this conclusion on your future results of operations. Also, discuss how your inability to provide E-911 coverage in your markets will impact your future results of operations.

Operating Expenses, page 32

20. If material, provide quantified discussions of any expected increases in expenses described throughout this section, to the extent known. For example, indicate your intention to continue to increase your marketing expense, quantify the anticipated amount of the increase and address how you intend to pay for this increase in expenses. Similarly address the estimated increase to your selling, general and administrative expenses associated with your plans to hire additional personnel and the costs related to being a public company.


Key Operating Data, page 34

21. Provide an expanded discussion of management`s analysis of the company`s performance based on an evaluation of the data presented in this section. Describe the assessments or conclusions that management made. For instance, address what management considered regarding the drop in your average monthly revenue per line while you are experiencing a rise in your costs per subscriber, including whether this trend will likely continue.

Liquidity and Capital Resources, page 50

22. The current disclosure is overly vague and generic. Detailed disclosure of the company`s future liquidity requirements should be provided, including quantified disclosure, if possible. Your liquidity section should discuss the cash requirements for implementing your business strategy. For example, your liquidity section should provide detailed (and quantified, if possible) disclosure regarding the significant marketing expense you expect to continue to incur and how this strategy will affect the company`s cash needs. The impact of any planned expansion into foreign markets, which is suggested throughout the prospectus, should also be discussed in the context of your liquidity needs. The liquidity section should indicate the source of funds for each anticipated cash need. Please refer to Release No. 33-8350 for additional guidance regarding the disclosure expected in the liquidity section.

23. Although we note that the company will have sufficient funds your net losses and capital expenditures for "at least the next twelve months," please provide a discussion regarding the company`s ability to meet its long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C.
of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond next twelve months; if so, then state the length of time for which the existing funds will be sufficient.

24. Please revise to describe the terms of your senior unsecured convertible notes, including financial covenants, ratios and events of default and any "significant restrictions on [y]our ability to raise additional capital." Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company`s ability to undertake financing to a material extent. Also disclose how you used, or plan to use, the proceeds from the convertible notes.

Nine Months Ended September 30, 2004 Compared to the Nine Months
Ended September 30, 2005, page 51

25. You make multiple statements that "[w]orking capital activities primarily consisted of a net increase in accounts payable and accrued expenses." Please revise to discuss and analyze the underlying reasons for these increases. Provide an analysis of the reasons underlying the effects you identify and specify and quantify each material factor that contributes to a change in a reported result. Additionally, disclose any material effects reasonably likely to result from known trends, commitments and uncertainties. See Section
IV of Release No. 33-8350.

Contractual Obligations and Other Commercial Commitments, page 52

26. Revise to provide tabular disclosure of the obligations under the convertible notes you issued in December 2005 and January 2006, including anticipated interest payments. See Item 303(a)(5) of Regulation S-K.

Net Operating Loss Carryforwards, page 55

27. Please revise to provide more detail about how the utilization of net operating losses could be limited. Provide quantitative details if available.

Business, page 62

Network Operations, page 68

28. Describe the material terms of your agreements with the several telecommunications providers that relate to the interconnections of calls and co-location facilities. Also file any material contracts with these parties and any other parties as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 75

29. Please delete the statement in the first paragraph that you rely on intellectual property rights afforded by patent laws given that you merely have several pending patent applications. Also disclose the duration and effect of the copyrights, trademarks and licenses that you hold pursuant to Item 101(c)(1)(iv) of Regulation S-K.

Legal Proceedings, page 78

30. Ensure that you provide quantified disclosure of the relief sought in each proceeding. For instance, we note that you do not indicate the amounts being sought in the patent litigation described on page 80. Further, please keep us informed about the progress of the litigation described in this section and update your disclosure accordingly.

Regulation, page 82

VoIP E-911 Matters, page 83

31. We note your disclosure here that the FCC expects that VoIP providers will discontinue marketing their services and accepting new customers in areas in which they cannot offer enhanced emergency dialing capabilities. Please revise to provide risk factor disclosure addressing the risk that you may be required to stop accepting new customers and describe more specifically for what percentage of your customers and your service area you are not able to provide E-911 coverage.  Your related risk factors on pages 11-
12
do not clearly highlight this concern. Also clarify whether you are currently restricted from marketing and accepting new subscribers in areas where you cannot provide E-911 service while you are waiting for the FCC to act on your petition for an extension and limited waiver.

Management, page 91

Audit Committee, page 94

32. We note your disclosure that "audit committee members must meet
the independence standards for audit committees of companies listed
on ...."  Please revise to state more clearly whether or not the audit committee members actually do meet the independence requirements. Also clarify which members of your audit committee, compensation committee and nominating and governance committee are independent.

Executive Compensation, page 96

33. Provide more specific disclosure about the parameters that will be evaluated in determining whether bonuses are to be paid to your executive officers. For example, discuss and quantify, to the extent possible, whether bonuses are based on a number of subscriber line additions, revenue levels, earnings goals, etc.

Principal Stockholders, page 104

34. Revise to provide the information in the beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-K. In this regard, revise the calculations of the security holders` ownership to take into account the shares of common stock underlying the convertible notes issued in December 2005 and January 2006, as it appears that the notes are immediately convertible. Refer to Rule 13d-3.

35. Disclose the person(s) who have voting and investment control over the shares held by shareholders that are not natural persons, including Meritech Capital Partners and New Enterprise Associates, to the extent they are not widely held.

Underwriting, page 118

36. Please revise to disclose the number of shares subject to the lock-up and the factors that will be used by the underwriters in determining whether to release the shares subject to the lock-up.

Directed Share Programs, page 120

37. Please revise to disclose what percentage of the offering will be made to your customers and what percentage will be made to "other persons related to [you]." Briefly clarify what groups of people these "other persons" are and how you will determine which of your customers may participate in the directed share program. Indicate if broker-dealers registered with the NASD will be able to participate.

38. We will continue to consider the directed share program website at ipoinfo.vonage.com and may have further comments.

Experts, page 123

39. Please provide the disclosures under Item 304 of Regulation S-
K.

Consolidated Statements of Operations, page F-5

40. It appears that the caption "Direct cost of telephony services" excludes depreciation and amortization for property and equipment directly attributed to the generation of telephony services revenue.
If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "Direct cost of telephony services."

Note 6. Preferred Stock, page F-22

41. We note that the conversion terms of your preferred stocks are "subject to adjustment." Please tell us the terms of the adjustment for each preferred stock.

Note 6. Series A Redeemable Convertible Preferred Stock, page F-22

Note 6. A-2 Redeemable Convertible Preferred Stock, page F-23

42. We note that you assigned a value to the warrants issued with your preferred stocks. Please tell us where these warrants are presented on your consolidated balance sheet. Also, tell us how you are accounting for these warrants under EITF 00-19.

Note 6. Series E Redeemable Convertible Preferred Stock, page F-25

43. Please tell us how you concluded that the Series E Redeemable
Convertible Preferred Stocks did not include a beneficial conversion feature.

Note 7. Employee Benefit Plans, page F-26

44. For stock options issue since January 1, 2005, please tell us how the fair values were determined. In your response, please address the following:

* whether the stock valuation was determined on a contemporaneous or retrospective basis, including the reasons why;
* whether the valuation was performed by management or an independent third party;
* identify and quantify each factor that contributed to the fair value at each grant date; and
* the reasons for any variance between your stock valuation and the expected initial public offering price.

45. Provide all the applicable disclosures under paragraphs 179-
182
of the AICPA Audit and Accounting Practice Aid Series, "Valuation of
Privately-Held-Company Equity Securities Issued as Compensation."

Note 9. Vendor Commitments, page F-30

46. Please see the first sentence. Confirm to us that you are accounting for the landlord incentive as deferred rent and amortizing it as a reduction of lease expense over the lease term. If not, please revise accordingly.

Note 9. Litigation, page F-31

Note 9. State and Municipal Taxes, page F-33

47. Please confirm to us that losses in excess of the reserves are not reasonably possible to occur. Otherwise, provide the disclosures under paragraph 10 of FAS 5.

Note 12. Senior Unsecured Convertible Notes, page F-38

48. We note that prior to the completion of the initial public offering the conversion price is $5.08 and after the completion of the initial public offering the conversion price is the lesser of
(1)
$5.08 and (2) 90% of IPO price. Please tell us how you are accounting for the beneficial conversion feature (the difference between the conversion price and the IPO price) under EITF 98-5 and
00-27.

Updating

49. Please update your financial statements to comply with Rule 3-
12
of Regulation S-X.

Part II - Information not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities., page II-2

50. For each of the unregistered sales, please revise to state briefly the facts relied upon to make the claimed exemption from registration available. See Item 701(d) of Regulation S-K. For transactions in which you sold securities to individuals, specify whether the purchasers are affiliated with your company.


*   *   *   *   *

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dean Suehiro, Senior Staff Accountant, at
(202)
551-3384 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


cc:	via facsimile (646) 848-7702
      James S. Scott, Sr., Esq.
      Shearman & Sterling LLP


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Mr. John S. Rego
Vonage Holdings Corp.
March 10, 2006
Page 11